SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                              CONSOL Energy Inc.
                  -----------------------------------------
                               (Name of Issuer)
                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  20854P 10 9
                  -----------------------------------------
                                (CUSIP Number)

                                 Jens Gemmecke
                    Head Legal Acquisitions and Divestments
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                  D-45128 Essen, Federal Republic of Germany
                               011 49-201-12-00
                  -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                                October 2, 2003
                  -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                             2


CUSIP No. 20854P 10 9
________________________________________________________________________________
          Names of Reporting Persons
   1      I.R.S. Identification Nos. of Above Persons (entities only)

          RWE AKTIENGESELLSCHAFT
________________________________________________________________________________
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [  ]
                                                                        (b) [  ]
________________________________________________________________________________
   3      SEC Use Only
________________________________________________________________________________
   4      Source of Funds (See Instructions)
          AF
________________________________________________________________________________
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                           [  ]
________________________________________________________________________________
   6      Citizenship or Place of Organization
          THE FEDERAL REPUBLIC OF GERMANY
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    43,897,357
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    43,897,357
________________________________________________________________________________

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          43,897,357
________________________________________________________________________________

   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                               [  ]
________________________________________________________________________________

   13     Percent of Class Represented by Amount in Row (11)

          48.9%
________________________________________________________________________________

   14     Type of Reporting Person (See Instructions)

          HC
________________________________________________________________________________



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                                                                             3


          This Amendment No. 4 amends and supplements the Statement on
Schedule 13D initially filed on June 7, 1999, with the Securities and Exchange Commission (the "SEC") by RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"), as previously amended by Amendment No. 1 filed with the SEC by RWE on September 5, 2001 and Amendment No. 2 filed with the SEC by RWE on June 2, 2003, and as amended and restated by Amendment No. 3 filed with the SEC by RWE on September 19, 2003 (such Schedule 13D as so amended and restated, the "Schedule 13D"), which
Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of CONSOL Energy Inc. (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph as the next to last paragraph of such item:

          In connection with an exercise of the Placement Right (granted to the placement agent under an option agreement (the "Option Agreement") entered into in connection with the transaction reported on by Amendment No. 3 to the
Schedule 13D), on October 2, 2003, RWE Rheinbraun Aktiengesellschaft ("Rheinbraun"), through which RWE beneficially owns all of its Common Stock, agreed to sell 27,274,425 shares at a price of $18.32 per share to a number of investors in a private placement that is scheduled to close on October 9, 2003. Rheinbraun will pay a placement fee of 50 cents per share to the placement agent. The excess of the purchase price per share in this transaction over $17.82 will be paid to the investors that purchased shares under the Placement Agreement dated September 18, 2003 (relating to the transaction reported on by Amendment No. 3 to the Schedule 13D), on a pro rata basis based on the number of shares purchased by each such purchaser. The placement agreement dated October 2, 2003 (the "Second Placement Agreement") among Rheinbraun, the Issuer and the placement agent relating to the transaction reported on by this Amendment No. 4 is filed as Exhibit 6 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

          Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:

(a) As of the date of this Amendment No. 4, the aggregate amount of Common Stock beneficially owned by RWE is 43,897,357 shares, representing approximately 48.9% of the total number of shares of Common Stock outstanding (based on the 78,784,883 shares represented by the Issuer as outstanding as of July 31, 2003 in its Quarterly Report on Form 10-Q for the period ended June 30, 2003, plus the 11,000,000 shares of Common Stock issued by the Issuer in connection with the transaction reported on by Amendment No. 3 to the Schedule
13D). RWE beneficially owns the 43,897,357 shares through its wholly owned subsidiary, Rheinbraun. Upon closing of the private placement reported on by this Amendment No. 4, RWE expects to beneficially own 16,622,932 shares, representing approximately 18.5% of the total number of shares of Common Stock anticipated to be outstanding at the time (based on the 78,784,883


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                                                                             4


shares represented by the Issuer as outstanding as of July 31, 2003 in its Quarterly Report on Form 10-Q for the period ended June 30, 2003, plus the 11,000,000 shares of Common Stock issued by the Issuer in the transaction reported on by Amendment No. 3 to the Schedule 13D).

          Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first sentence of such paragraph and replacing such sentence with the following:

          Other than the agreement to sell 14,100,000 shares entered into on September 18, 2003 (and the subsequent closing of such sale on September 23 and 24, 2003), the granting of the Placement Right in connection therewith and the agreement to sell an additional 27,274,425 shares in conjunction with the private placement reported on by this Amendment No. 4, there has been no transaction in the Common Stock effected by RWE or its subsidiaries within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the third paragraph of such Item and replacing such paragraph with the following:

          In connection with the private placements described in Item 4, including the private placement reported on by this Amendment No. 4, Rheinbraun has entered into the Placement Agreement, the Option Agreement and the Second Placement Agreement.

Item 7.  Materials to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibit to such Item:

Exhibit 6 Second Placement Agreement dated October 2, 2003, among Rheinbraun, the Issuer and the placement agent.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 3, 2003


                                      RWE AKTIENGESELLSCHAFT,

                                        By /s/ Dr. Georg Mueller
                                          -------------------------------------
                                            Name:     Dr. Georg Mueller
                                            Title:    General Counsel



                                        By /s/ Fred Riedel
                                          -------------------------------------
                                            Name:     Fred Riedel
                                            Title:    Vice President Accounting